FOR IMMEDIATE RELEASE

ENTERRA ENERGY REPORTS YEAR-END AND Q4 2003 RESULTS

Distribution to increase 10% to US$0.11 per month

Calgary, AB-March 17, 2004 – Enterra Energy Trust (NASDAQ: EENC, TSX: ENT.UN) today reported financial results for the year and quarter ended December 31, 2003 (see highlights below and summarized financial information at the end of the release – all amounts are in US dollars except for volumes).

All revenue, expenses and cash flow amounts have been originally prepared under Canadian GAAP in Canadian dollars.  The annual results were translated based on the average exchange rate for each quarter during both 2003 and 2002.  The quarterly results were translated into US dollars using an exchange rate of 1.31667 for Q4, 2003 (1.57000 for Q4, 2002 comparatives).

Year ended December 31, 2003 (compared to the year ended December 31, 2002)

•

Increased average production by 117% to 5,024 boe/day from 2,320 boe/day

•

Increased revenue by 213% to US$51.2 million from US$16.4 million

•

Increased cash flow from operations by 239% to US$25.8 million from US$7.6 million (1)

•

Increased cash flow from operations per unit by 227% to US$1.36 from US$0.42 (1)

•

Increased earnings from operations by 377% to US$8.9 million from US$1.9 million (2)

•

Increased earnings from operations per unit by 361% to US$0.47 from US$0.10 (2)

•

Increased operating netbacks by 50% to US$14.21 per boe from US$9.48 per boe

•

Increased operating costs per boe by 10% to US$4.98 per boe from US$4.52 per boe

(1)

Cash flow from operations excludes the US$4.4 million one-time re-organization costs related to the trust conversion in the fourth quarter of 2003.

(2)

Earnings from operations is before income taxes and before the US$4.4 million one-time re-organization costs related to the trust conversion in the fourth quarter of 2003 and before the US$1.9 million gain on redemption of preferred shares in 2002.

Three Months ended December 31, 2003 (compared to three months ended December 31, 2002)

•

Increased average production by 62% to 5,206 boe/day from 3,221 boe/day

•

Increased revenue by 85% to US$11.8 million from US$6.4 million

•

Increased cash flow from operations by 84% to US$5.7 million from US$3.1 million (1)

•

Increased cash flow from operations per unit by 62% to US$0.27 from US$0.17 (1)

•

Increased earnings from operations by 10% to US$0.8 million from US$0.7 million (2)

•

Decreased earnings from operations per unit by 24% to US$0.03 from US$0.04 (2)

•

Increased operating netbacks by 12% to US$11.97 per boe from US$10.68 per boe

•

Decreased operating costs per boe by 6% to US$4.70 per boe from US$5.02 per boe

(1)

Cash flow from operations excludes the US$4.4 million one-time re-organization costs related to the trust conversion in the fourth quarter of 2003.

(2)

Earnings from operations is before income taxes and before the US$4.4 million one-time re-organization costs related to the trust conversion in the fourth quarter of 2003.

 “2003 was a watershed year for Enterra as it earned record revenue in excess of US$50 million while converting itself to an oil and gas income trust in the fourth quarter of the year,” said Luc Chartrand, President and CEO of Enterra.   “Our cash flow from operations, excluding the one-time re-organization costs of US$4.4 million, was in excess of US$25 million for the year or US$1.36 on a per unit basis.  As a trust, we established our initial monthly distribution level at US$0.10 per unit for the first three months.  We now intend to increase this distribution by 10% to US$0.11 per unit for the month of March 2004, to be paid on April 15, 2004.”

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Enterra Energy Trust

March 17, 2004

Enterra drilled 47 wells in 2003, including 20 wells at Clair and 19 wells at Sylvan Lake.  The two projects represented almost 60% of Enterra’s 2003 capital expenditures.  The 2003 drilling program resulted in 31 oil wells (31.0 net) and 3 gas wells (1.1 net) for an 86% success rate.

March distribution

The March distribution has been set at US$0.11 per unit, for all unitholders of record as of March 31.  The ex-dividend date will be March 29, 2004.  This distribution will be paid on April 15.

Opportunities ahead

On January 30, 2004 Enterra closed the acquisition of certain producing oil and gas properties in East Central Alberta, subject to some rights of first refusal on a small portion of the assets.  “Several optimization and development opportunities were identified with this property and will be pursued in the months ahead,” added Mr. Chartrand.  “We have targeted 20-25 drilling locations and approximately 25 workover candidates.   We are looking at numerous operating cost efficiencies and also potential pipeline and infrastructure upgrades.  This development program will be completed under a joint venture arrangement with JED Oil Inc.”

Enterra recently completed two financings, subject to registration filings, in the first quarter of 2004, raising approximately US$28 million.  These funds will be used to replace the interim financing used for the East Central Alberta acquisition and to complete projects started by Enterra prior to the trust conversion.”

In addition, Enterra is currently actively looking at several potential acquisitions and is seeking additional debt financing as part of its overall strategy of achieving sustainable growth with minimal unitholders dilution.

Webcast and Conference Call

Management will also host a conference call on Wednesday, March 17 at 11:00 a.m. ET to discuss the year-end and Q4 results, recent corporate developments and the outlook for the Trust.  Interested parties may participate in the call by dialing 973-317-5319.  Please call in 10 minutes before the conference is scheduled to begin and ask for the Enterra Energy conference call.

This conference call will be webcast live over the Internet on the homepage of the Company’s website at www.enterraenergy.com.  To listen to the live call, please go to Enterra Energy’s website at least 15 minutes early to register, and if necessary, download and install any audio software.  If you are unable to listen live, the conference call will be archived and can be accessed for approximately 90 days.

Insider stock sales policy

Enterra has recently instituted a series of internal guidelines for all of its executives and directors with regard to insider stock sales.  The policy will limit insider sales to a 30-day period following the filing of quarterly and year-end reporting.  These guidelines will set up the parameters for all insider sales for 2004 and beyond.

Certain information set forth in this document, including management's assessment of Enterra’s future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Enterra's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Enterra  will derive therefrom. Enterra disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Company contacts:

Investor Relations:
Enterra Energy Trust

The Equity Group Inc.

Luc Chartrand, 403/213-2502

Linda Latman, 212/836-9609

Lynn Wiebe, 403/538-3237

Sarah Torres, 212/836-9611

www.enterraenergy.com

www.theequitygroup.com

Enterra Energy Trust

March 17, 2004

Enterra Energy Trust

Summarized Financial Information

For the Year and Quarter Ended December 31, 2003 and 2002

All revenue, expenses and cash flow amounts have been originally prepared under Canadian GAAP in Canadian dollars.  The annual results were translated based on the average exchange rate for each quarter during both 2003 and 2002.  The quarterly results were translated into US dollars using an exchange rate of 1.31667 for Q4, 2003 (1.57000 for Q4, 2002 comparatives).

Financial Information (in Thousand’s except for per share amounts) All amounts in US dollars except volumes	Three Months Dec 31 2003	Three Months Dec 31 2002	% change	Year Ended Dec 31 2003	Year Ended Dec 31 2002	% change
Production volumes
Oil production per day (in bbls per day)	4,110	2,142	+ 92%	3,862	1,460	+ 164%
Gas production (in mcf per day)	6,572	6,477	+ 1%	6,972	5,157	+ 35%
Total production (in boe per day)	5,206	3,221	+ 62%	5,024	2,320	+ 117%
Pricing
Average price for oil and liquids (per bbl)	$24.13	$22.25	+ 8%	$27.80	$21.55	+ 29%
Average price for natural gas (per mcf)	$4.49	$3.40	+ 32%	$4.72	$2.60	+ 82%
Average combined price (per boe)	$24.74	$21.62	+ 14%	$27.94	$19.36	+ 44%

Revenue	$11,846	$6,408	+ 85%	$51,227	$16,392	+ 213%
Expenses
Royalties, net of ARTC	2,974	1,096		12,569	2,677
Operating costs	2,252	1,487		9,132	3,826
G & A (including non-cash of $213,909 in Q4 and year)	792	322		2,436	1,074
Interest expense	311	338		1,246	787
Amortization of deferred costs	7	249		175	249
Depletion and depreciation	4,736	2,209		16,811	5,922
Total expenses	11,072	5,701		42,369	14,535
Earnings from operations	774	707	+ 10%	8,858	1,857	+ 377%
Re-organization costs	(4,372)	-		(4,372)
Gain on redemption of preferred shares	-	-		-	1,954
Earnings (loss) before income taxes	(3,598)	707		4,486	3,811
Income taxes: Current	33	21		63	84
Future	246	229		1,007	582
	279	250		1,070	666
Net earnings (loss)	($3,876)	$455		$3,416	$3,145
Cash flow from operations ( see note below )	$5,671	$3,090	+ 84%	$25,793	$7,610	+ 239%

Per unit information (basic)
Cash flow from operations, excluding one-time items	$0.27	$0.17	+ 62%	$1.36	$0.42	+ 227%
Earnings from operations	$0.03	$0.04	- 24%	$0.47	$0.10	+ 361%

Per BOE information
Revenue per boe	$24.74	$21.62	+ 14%	$27.94	$19.36	+ 44%
Operating costs per boe	$4.70	$5.02	- 6%	$4.98	$4.52	+ 10%
Operating netbacks per boe	$11.97	$10.68	+ 12%	$14.21	$9.48	+ 50%

Average number of units outstanding	20,205	18,336		18,954	18,309
(restated for the 2-1 split on trust conversion)
Note: The cash flow from operations does not include the one-time re-organization costs of $4,372,000 incurred in Q4 of 2003